Exhibit 99.1

GERDAU S.A.
Concensed consolidated
inerim financial information
at March 31, 2004 and 2003

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Gerdau S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Gerdau S.A. and its subsidiaries as of March 31, 2004 and March 31, 2003, and the related condensed consolidated statements of income, of comprehensive income, of changes in shareholder's equity and of cash flows for each of the three-month periods ended March 31, 2004 and March 31, 2003 . This interim financial information is the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of December 31, 2003, and the related consolidated statements of income, of comprehensive income (loss), and of cash flows for the year then ended (not presented herein), and in our report dated February 20, 2004 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2003, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.



PricewaterhouseCoopers
Auditores Independentes
Porto Alegre, Brazil

April 26, 2004

                                   GERDAU S.A.
                  CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
             (in thousands of U.S. Dollars, except number of shares)
--------------------------------------------------------------------------------

                                     ASSETS
                                                                             March 31, (unaudlted)
                                                                            -----------------------    December
                                                             Note              2004         2003        31,2003
                                                             ----              ----         ----        -------
 Current assets
       Cash and cash equivalents                                             161,936        79,691          92,504
       Restricted cash                                                         2,294        14,999           1,935
       Short-term investments                                                237,169       295,275         236,137
       Trade accounts receivable, net                                        564,809       451,496         465,857
       Inventories                                            3              879,494       712,441         797,961
       Unrealized gains on derivatives                        9                5,224         5,799           9,599
       Deferred income taxes                                                  38,235        26,241          49,451
       Tax credits                                                            55,514        13,332          37,953
       Prepaid expenses                                                       25,547         8,752          21,859
       Other                                                                  44,219        32,582          46,576
                                                                           ---------     ---------       ---------
            Total current assets                                           2,014,441     1,640,608       1,759,832

Non-current assets
       Property, plant and equipment, net                     4            2,372,785     2,189,296       2,304,158
       Deferred income taxes                                                 250,009        94,239         231,306
       Judicial deposits                                      6               73,946        21,200          66,121
       Unrealized gains on derivatives                        9                    -        56,970              86
       Equity investments                                                    149,760       129,300         153,555
       Investments at cost                                                     7,496         6,315          23,854
       Goodwill                                                              131,733       119,204         119,531
       Prepaid pension cost                                                   36,790        27,002          35,253
       Other                                                                  95,427        79,162          77,138
                                                                           ---------     ---------       ---------
            Total assets                                                   5,132,387     4,363,296       4,770,834
                                                                           =========     =========       =========

                                   GERDAU S.A.
                  CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
             (in thousands of U.S. Dollars, except number of shares)
--------------------------------------------------------------------------------

                                  LIABILITIES

                                                                                    March 31, (unaudlted)
                                                                                   -----------------------    December
                                                                       Note           2004         2003        31,2003
                                                                       ----           ----         ----        -------
Current liabilities
     Short-term debt                                                     5           489,486       848,704     479,586
     Current portion of long-term debt                                   5           268,110       478,087     318,910
     Trade accounts payable                                                          494,220       337,138     372,518
     Income taxes payable                                                             44,976        41,437      27,790
     Unrealized losses on derivatives                                    9            40,918        11,637      29,582
     Deferred income taxes                                                            11,915         9,628       7,286
     Payroll and related liabilities                                                  42,019        45,566      54,478
     Dividends (interest on equity) payable                                           31,151        19,403      53,202
     Taxes payable, other than income taxes                                           32,317        19,586      26,482
     Other                                                                            70,542        65,702      89,328
                                                                                   ---------     ---------   ---------
           Total current liabilities                                                1,525,654     1,876,888   1,459,162

Non-current liabilities
     Long-term debt, less current portion                                5         1,295,211       616,906   1,132,429
     Debentures                                                          5           159,025       224,440     155,420
     Deferred income taxes                                                            82,021        91,898      72,125
     Accrued pension and other post-retirement benefits obligation                   111,414       114,557     108,679
     Provision for contingencies                                         6           115,686        55,232     102,060
     Unrealized losses on derivatives                                    9             4,705         9,496      11,356
     Other                                                                            76,218        50,604      61,543
                                                                                   ---------     ---------   ---------
          Total non-current liabilities                                            1,844,280     1,163,133   1,643,612
                                                                                   ---------     ---------   ---------
          Total liabilities                                                        3,369,934     3,040,021   3,102,774

Minority interest                                                                    289,285       331,996     264,997

Commitments and contingencies                                            6

SHAREHOLDERS' EQUITY                                                     7

Preferred shares - no par value
  96,885,787 shares issued at March 31, 2004 and 2003 and December 31,
  2003, after giving, at March 31, 2003, retroactive effect to stock bonus and
  stock split (Note 7.1)                                                             653,344       562,801     653,344
Comn~n shares - no par value
  51,468,224 shares issued at March 31, 2004 and 2003 and December 31,
  2003, after giving, at March 31, 2003, retroactive effect to stock
  bonus and stock split (Note 7.1)                                                   329,257       281,158     329,257
Additional paid-in capital                                                             3,295         2,712       3,271
Treasury stock - 786,600 and 345,000 preferred shares at March
  31,2004 and December 31,2003, respectively                                        (15,256)             -     (5,920)
Legal reserve                                                                         63,408        38,045      63,834
Retained earnings                                                                  1,249,628     1,023,894   1,161,527
Cumulative other con~rehensive loss
         -Foreign currency translation adjustn~nt                                  (798,989)     (898,673)   (790,731)
         -Additional nininiim pension liability                                     (11,519)      (16,309)    (11,519)
         -Unrealized loss on cash flow hedge                                               -       (2,349)           -
                                                                                   ---------     ---------   ---------
                  Total shareholders' equity                                       1,473,168       991,279   1,403,063
                                                                                   ---------     ---------   ---------
                  Total liabilities and shareholders' equity                       5,132,387     4,363,296   4,770,834
                                                                                   =========     =========   =========

The accompanying notes are an integral part of these condensed consolidated interim financial information.

                                   GERDAU S.A.
        CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
                (in thousands of U.S. Dollars, except share data)
--------------------------------------------------------------------------------


                                                                                         Three-month period ended
                                                                                           March 31, (unaudited)
                                                                                         -------------------------
                                                                                Note         2004           2003
                                                                               ------       -------       --------
Sales                                                                                     1,581,027      1,058,386
         Less: Federal and state excise taxes                                             (142,846)       (86,700)
         Less: Discounts                                                                   (22,840)       (37,717)

Net sales                                                                                 1,415,341        933,969
         Cost of sales                                                                  (1,081,116)      (716,984)

Gross profit                                                                                334,225        216,985
         Sales and marketing expenses                                                      (32,836)       (26,942)
         General and administrative expenses                                               (71,534)       (45,762)

Operating income                                                                            229,855        144,281
         Financial expenses                                                                (61,248)       (41,987)
         Financial income                                                                    11,102         10,862
         Foreign exchange gains and losses, net                                             (8,557)         22,917
         Equity in earnings of unconsolidated companies, net                                 11,624          6,816
         Other non-operating expense, net                                                     1,188          1,421

Income before income taxes and minority interest                                            183,964        144,310

Provision for income taxes                                                     11
         Current                                                                           (38,149)       (25,882)
         Deferred                                                                          (11,687)          5,494

                                                                                            (49,836)       (20,388)
Income before minority interest                                                             134,128        123,922

Minority interest                                                                          (14,149)       (11,952)

Net income                                                                                  119,979        111,970

Per share data (in US$)                                                         8
-------------------------
Basic earnings per share
Preferred                                                                                      0.81           0.75
Common                                                                                         0.81           0.75

Diluted earnings per share
Preferred                                                                                      0.81           0.75
Common                                                                                         0.81           0.75

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus and reverse stock split (Note 7.1)-- Basic
and diluted                                                                              51.468,224     51,468,224

Number of weighted-average preferred shares outstanding after giving retroactive
effect to stock bonus and reverse stock split (Note 7.1) -- Basic                        96,252,412     96,885,787

Number of weighted-average preferred shares outstanding after giving retroactive
effect to stock bonus and reverse stock split (Note 7.1) -- Diluted                      96,545,709     96,885,787

The accompanying notes are an integral part of these condensed consolidated interim financial information.

                                   GERDAU S.A.
        CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
                (in thousands of U.S. Dollars, except share data)
-------------------------------------------------------------------------------

                                                                                         Three-month period ended
                                                                                           March 31, (unaudited)
                                                                                         -------------------------
                                                                                             2004           2003
                                                                                            -------       --------
Net Income as reported In the consolidated statement of Income                              119,979        111,970
Foreign currency translation adjustments                                                    (8,258)         36,460
Unrealized loss on cash flow hedge, net of taxes                                                              (39)
                                                                                            -------       --------
Comprehensive income for the period                                                         111,721        148,391
                                                                                            =======       ========

The accompanying notes are an integral part of these condensed consolidated interim financial information. F-6

                                   GERDAU S.A.
              CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES
                      IN SHAREHOLDER'S EQUITY (Unaudited)
                (in thousands of U.S. Dollars, except share data)
--------------------------------------------------------------------------------

                                                                                                        Additional
                                                                         Preferred       Common           paid-in      Treasury
                                                             Note          shares        shares           capital       stock
                                                            -------- --------------- --------------- -------------- ---------------
Balances as of January 1, 2003                                            562,801         281,158         2,086            --
Net income                                                                     --              --            --            --
Apropriaton of reserves                                                        --              --           626            --
Foreign currency translation adjustment                                        --              --            --            --
Unrealized loss on cash flow hedge, net of tax                                 --              --            --            --
Dividends (interest on equity) - $0.15 per Common share                                                                    --
and and per Preferred share (*)                                7.2             --              --            --            --
                                                            -------- --------------- --------------- -------------- ---------------
Balances as of March 31, 2003                                             562,801         281,158         2,712            --
                                                            ======== =============== =============== ============== ===============
Balances as of January 1(degree), 2004                                    653,344         329,257         3,271       (5,920)

Net income                                                                     --              --            --            --
Appropriation of reserves                                                                                  (22)            --
Purchase of treasury preferred shares                                                                                 (9,336)
Foreign currency translation adjustment                                        --              --            --            --
Dividends (interest on equity) - $0.22 per Common share
and per Preferred share                                        7.2             --              --            --            --

Stock option plan expense recognized during the period                         --              --            46            --
                                                            -------- --------------- --------------- -------------- ---------------
Balances as of March 31, 2004                                             653,344         329,257         3,295      (15,256)
                                                            ======== =============== =============== ============== ===============

                                                                                                     Cumulative
                                                                                                       other
                                                                        Legal          Retained    Comprehensive
                                                                       Reserve         earnings        loss          Total

Balances as of January 1, 2003                                           36,105         936,612       (953,752)      865,010
Net income                                                                   --         111,970             --       111,970
Apropriaton of reserves                                                   1,940         (2,566)              --           --
Foreign currency translation adjustment                                      --              --          36,460       36,460
Unrealized loss on cash flow hedge, net of tax                               --              --            (39)          (39)
Dividends (interest on equity) - $0.15 per Common share
and and per Preferred share (*)                                              --        (22,122)              --     (22,122)
                                                                     --------------- --------------- -------------- ---------------
Balances as of March 31, 2003                                            38,045       1,023,894       (917,331)      991,279
                                                                     =============== =============== ============== ===============
Balances as of January 1(degree), 2004                                   63,834       1,161,527       (802,250)    1,403,063
                                                                                                                     119,979
Net income                                                                   --         119,979              --
Appropriation of reserves                                                 (426)             448              --           --
Purchase of treasury preferred shares                                        --              --              --
Foreign currency translation adjustment                                      --              --         (8,258)      (8,258)
Dividends (interest on equity) - $0.22 per Common share
and per Preferred share                                                      --        (32,326)              --     (32,326)
Stock option plan expense recognized during the period                       --              --              --           46
                                                                     --------------- --------------- -------------- ---------------
Balances as of March 31, 2004                                            63,408       1,249,628       (810,508)    1,473,168
                                                                     =============== =============== ============== ===============

(*) After giving retroactive effect to the stock bonus and reverse stock split described in Note 7.1 and the stock bonus approved on April 29, 2004 described in Note 15(c). Preferred treasury stock shares for the three-month period ended Mar 31, 2004 are not considering outstanding.

The accompanying notes are an integral part of these condensed consolidated interim financial information.


                                                             GERDAU S.A.
                                       CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
                                                   (in thousands of U.S. Dollars)
 -------------------------------------------------------------------------------------------------------------------------

                                                                                          THREE-MONTH PERIOD ENDED
                                                                                             MARCH 31, (UNAUDITED)
                                                                                   ---------------------------------------
                                                                                          2004                  2003
                                                                                   -------------------    ----------------
 CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                                119,979            111,970
    Adjustments to reconcile net income to cash flows
      from operating activities:
    Depreciation and amortization                                                              61,009             46,306
    Equity in earnings on unconsolidated companies, net                                       (11,624)            (6,816)
    Foreign exchange (gain) loss                                                                8,557            (22,917)
    Unrealized losses (gains) on derivative instruments                                        17,616            (10,260)
    Minority interest                                                                          14,149             11,952
    Deferred income taxes                                                                      11,687             (5,494)
    Loss on dispositions of property, plant and equipment                                       1,574              1,014
    Provision for doubtful accounts                                                               652                699
    Provision for contingencies                                                                10,683              1,779
    Others                                                                                                        (2,849)

 CHANGES IN ASSETS AND LIABILITIES:
    Increase in accounts receivable                                                           (96,553)           (71,904)
    Increase in inventories                                                                   (71,425)           (52,163)
    Increase in accounts payable and accrued liabilities                                      116,903             54,939
    Decrease in other assets                                                                   10,691             18,202
    Decrease in other liabilities                                                             (30,905)              (181)
                                                                                   -------------------    ----------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                                                    162,993             74,277
                                                                                   -------------------    ----------------

 CASH FLOWS FROM INVESTING ACTIVITIES
    Additions to property, plant and equipment                                                (76,398)           (75,918)
    Proceeds from sales of property, plant and equipment                                                           1,090
    Payment of installments for acquisition of Margusa (Note 13)                               (8,004)
    Payment for acquisition of interest in Dona Francisca Energetica S.A.                                         (5,725)
    Cash balance of acquired company                                                              270
    Purchases of short-term investments                                                       (43,254)          (212,463)
    Proceeds from maturities and sales of short-term investments                               51,171            293,338
    Others                                                                                      1,799              1,581
                                                                                   -------------------    ----------------
 NET CASH USED IN (PROVIDED BY) INVESTING ACTIVITIES                                          (74,416)             1,903
                                                                                   -------------------    ----------------




                                                             GERDAU S.A.
                                       CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
                                                   (in thousands of U.S. Dollars)
 -------------------------------------------------------------------------------------------------------------------------

                                                                                           Three-month period ended
                                                                                              March 31, (unaudited)
                                                                                     ----------------------------------
                                                                                           2004                 2003
                                                                                     -----------------    -------------
    CASH FLOWS FROM FINANCING ACTIVITIES
    Cash dividends (interest on equity) paid                                                (59,906)          (54,239)
    Purchase of treasury shares                                                              (9,336)
    Decrease (increase) in restricted cash                                                     (374)              776
    Debt issuance, short term                                                                44,590           235,181
    Debt issuance, long term                                                                107,336            50,099
    Repayment of debt, short term                                                           (74,633)         (223,586)
    Repayment of debt, long term                                                            (33,859)          (40,910)
    Net related party debt repayments                                                          (574)           (1,877)
                                                                                     -----------------    -------------
    NET CASH USED IN FINANCING ACTIVITIES                                                   (26,756)          (34,556)
                                                                                     -----------------    -------------

    Effect of exchange rate changes on cash                                                  (3,695)           (2,390)

    Increase in cash                                                                         58,126            39,234
    Cash at beginning of period                                                              92,504            40,457
    Cash of Dona Francisca Energetica S.A. as of January 1, 2004 (Note 2.5)                  11,306                 -
                                                                                     -----------------    -------------
    CASH AT END OF PERIOD                                                                   161,936            79,691
                                                                                     =================    =============

             The accompanying notes are an integral part of these condensed consolidated interim financial information


                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

1    OPERATIONS

     Gerdau S.A. is a sociedade anonima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. ("Gerdau") in Brazil and of its subsidiaries in Argentina, Canada, Chile, the United States and Uruguay (collectively the "Company") comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

     The Company manufacture steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada and Chile and, to a lesser extent, in Argentina and Uruguay.


2  BASIS OF PRESENTATION

2.1  STATUTORY RECORDS

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), which differ in certain aspects from the accounting practices adopted in Brazil ("Brazilian GAAP") applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

     The condensed consolidated financial information for three-month periods ended March 31, 2004 and 2003 is unaudited. However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the three-month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the entire year.

     This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2003 and should be read in conjunction therewith.

     However, as mentioned in Note 2.5, as a result of the application effective January 1(0), 2004 of Interpretation N(0) 46 (FIN 46-R) "Consolidation of Variable Interest Entities - An interpretation of ARB N(0) 51 (revised December 2003) issued by the Financial Accounting Standards Board (FASB) as from January 1(0), 2004 the investment in Dona Francisca Energetica S.A. is being consolidated.

2.2  CURRENCY REMEASUREMENT

     The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated or remeasured, as appropriate, following the criteria established in SFAS No. 52, "Foreign Currency Translation" from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

     The Company's main operations are located in Brazil, the United States, Canada and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in United Stated dollars, are translated from the functional currency into the US dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

     dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in "Cumulative other comprehensive loss" within shareholders' equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.3  CONTROLLING SHAREHOLDER

     As of March 31, 2004, the Company's parent, Metalurgica Gerdau S.A. ("MG", collectively with its subsidiaries and affiliates, the "Conglomerate") owned 48.22% (December 31, 2003 - 48.22%; March 31, 2003 - 48.31%); of the
     total capital of the Company. MG's share ownership consisted of 85.71% (for all periods presented) of the Company's voting common shares and 28.30% (December 31, 2003 - 28.31%; March 31, 2003 - 28.07%) of its non-voting preferred shares.

2.4  STOCK BASED COMPENSATION PLANS

     Gerdau Ameristeel Corp and subsidiaries and, as from April 30, 2003, Gerdau S.A. maintain stock based compensation plans. The Company accounts for the stock-based compensation plans under Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations. SFAS No. 123 "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" allows companies to continue following the accounting guidance of APB 25 but requires pro forma disclosures of net income and earnings per share for the effects on compensation had the accounting criteria of SFAS No. 123 been adopted. The following table illustrates the effects on net income and on earnings per share if the fair value method had been applied.



                                                                                    THREE-MONTH PERIOD ENDED
                                                                                            MARCH 31,
                                                                                    ---------------------------
                                                                                      2004                2003
                                                                                    ---------         ---------
   Net income as reported                                                            119,979           111,970
   Reversal of stock-based compensation cost included in the determination of
     net income as reported                                                               46
   Stock-based compensation cost following the fair value method                        (202)             (124)
                                                                                   ---------         ---------
   Pro-forma net income                                                              119,823           111,846
                                                                                   =========         ==========
   Earnings per share - basic and diluted

   Common - As reported and pro-forma                                                   0.81              0.75
   Preferred - As reported and pro-forma                                                0.81              0.75

                                                                                                         GERDAU
                                                                                       GERDAU         AMERISTEEL
                                                                                         S.A.               CORP
                                                                                   ----------         ----------
   Expected dividend yield:                                                               7%                 0%
   Expected stock price volatility:                                                      43%                55%
   Risk-free rate of return:                                                              8%                 4%
   Expected period until exercise:                                                 3.5 years            5 years


                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

2.5  RECENT ACCOUNTING PRONOUNCEMENTS

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", an interpretation of ARB No. 51". In December of 2003, the FASB issued a revised version of FIN 46, FIN 46-R. The primary objectives of FIN 46-R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which entity should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46-R requires that the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise's maximum exposure to loss as a result of its involvement with the VIE.

     The Company adopted FIN 46-R as of January 1, 2004.

     The company also has a 51,82% interest in Dona Francisca Energetica S.A. ("Dona Francisca") a non public corporation which has as business purposes:
     (a) build and own a hydroelectric power plant, Usina Hidroeletrica Dona Francisca, (b) operate such plant, (c) provide technical assistance services in its area of specialty, and (d) participate in other companies if related to the construction and operation of the plant or as a temporary financial investment.

     In accordance with an agreement between the shareholders of Dona Francisca, the principal operational and financial decisions including the selection of members of the Administrative Counsel, requires the approval of at least 65% of voting shares. In accordance with Emerging Issues Task Force (EITF) No. 96-16 "Investor's Accounting for a Investee When the Investor Has a Majority of the Voting Interest but Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", because the minority interest shareholders have certain approval or veto rights, up to December 31, 2003, the financial position and results of Dona Francisca have not been consolidated, but included as an investment in subsidiary and accounted for using the equity method of accounting. As described in Note 13 the Company has issued a guarantee of certain debt of Dona Francisca. In accordance with FIN 46-R the Company has concluded that as of January 10, 2003, the most recent date on which the Company would have been required to reconsider the consolidation of Dona Francisca if FIN 46-R would have been effective, Dona Francisca is a variable interest entity and that the Company is the primary beneficiary. Therefore, as from January 1(0), 2004, Dona Francisca Energetica S.A. has been consolidated. Total consolidated assets of Dona Francisca as of March 31, 2004 amount to $122,706 and would be available to creditors of Dona Francisca to satisfy the obligations of Dona Francisca. In addition to the amount of the investment in Dona Francisca amounting to $13,056 as of March 31, 2004 the Company may be required by creditors of Dona Francisca to honor up to $36,036 in the events of arrears by Dona Francisca.


                                                  GERDAU S.A.
                   NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (unaudited)
                            (in thousands of U.S. Dollars, unless otherwise stated)
-----------------------------------------------------------------------------------------------------------------------------------

 3    INVENTORIES
                                                                                   MARCH 31               DECEMBER
                                                                   -----------------------------------
                                                                        2004                 2003         31, 2003
                                                                   -------------          ---------      ----------
      Finished products                                                  329,819           450,559         302,701
      Work in process                                                    125,945            82,708         111,718
      Raw materials                                                      222,831            93,858         171,038
      Packaging and maintenance supplies                                 178,766            75,954         198,657
      Advances to suppliers of materials                                  22,133             9,362          13,847
                                                                   -------------          ---------      ----------
                                                                         879,494           712,441         797,961

 4    PROPERTY, PLANT AND EQUIPMENT, NET
                                                                                   MARCH 31               DECEMBER
                                                                   -----------------------------------
                                                                        2004                 2003         31, 2003
                                                                   -------------          ---------      ----------
      Buildings and improvements                                         944,677           781,127         913,625
      Machinery and equipment                                          2,180,450         1,966,812       2,166,415
      Vehicles                                                            14,049             9,517          11,567
      Furniture and fixtures                                              39,507            50,963          23,602
      Other                                                              146,502           132,523         148,921
                                                                   -------------          ---------     ----------
                                                                      3,325,185          2,940,942       3,264,130
      Less:  accumulated depreciation                                (1,424,141)        (1,035,231)      (1,385,604)
                                                                   -------------        -----------     ----------
                                                                      1,901,044          1,905,711       1,878,526
      Land                                                               249,089           139,261         219,887
      Construction in progress                                           222,652           144,324          205,745
                                                                  -------------         ----------      -----------
      Total                                                            2,372,785         2,189,296        2,304,158
                                                                  =============         ==========      ===========

     As of March 31, 2004, machinery and equipment with a net book value of $171,933 was pledged as collateral for certain long-term debt.


5    DEBT AND DEBENTURES

     SHORT-TERM DEBT

     Short-term debt consists, mainly, of working capital lines of credit and export advances, U.S. dollar denominated debt and with interest rate of 1.36% p.a. to 11.13% p.a. (taxa referencial - a nominal interest rate) for reais denominated debt. Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.



                                                             GERDAU S.A.
                              NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (unaudited)
                                       (in thousands of U.S. Dollars, unless otherwise stated)
-----------------------------------------------------------------------------------------------------------------------------------


LONG-TERM DEBT
Long-term debt consisted of the following:
                                                                ANIMAL INTEREST
                                                            ------------------------
                                                                   RATE % AT                 MARCH 31,         DECEMBER 31,
                                                                 MARCH 31, 2004          2004         2003        2003
                                                            ------------------------   ----------  --------    ------------

LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN
BRAZILIAN REAIS
Working capital                                                                               -       13,367       1,319
Financing for machinery                                      TJLP + 9.32% to 9.66%      238,622      185,678     208,651

LONG-TERM DEBT, EXCLUDING DEBENTURES, DENOMINATED IN
FOREIGN CURRENCIES
(a) Long-term debt of Gerdau, Gerdau Acominas and
    Gerdau Aza S.A.
    Working capital (US$)                                       1.36% to 11.13%         183,163      129,626     270,034
    Financing for machinery and others (US$)                    4.61% to 6.83%          246,964      153,504     205,107
    Securitization of export receivables by Acominas (US$)          7.37%               105,000                  104,971
    Advances on export (US$)                                    6.63% to 7.40%          182,191       72,702      63,842
    Working capital (Chilean pesos)                          Chilean banking rate -       7,272        8,889      10,367
                                                              TAB + 1.5% a 4.49%
    Financing for machinery (Chilean pesos)                 Chilean banking rate -       17,765       25,968      20,212
                                                              TAB + 1.5% a 449%


(b) Long-term debt of Gerdau Ameristeel - 2004 and
    December 2003 Senior notes. net of original issue
    discount (US$)                                                  10.375%             397,445            -     397,271
    Senior secured credit facility (Canadian dollar -        LIBOR + 2.0 to 3.25%       150,699            -     135,027
    Cdn$ and US$)
    Industrial Revenue Bonds (US$)                              3.25% to 3.75%           27,400            -      27,400
    Other                                                                                 6,800            -       7,138


(c) Long-term debt of Gerdau Ameristeel - March 2003
    Gerdau Canada Group
        U.S. Dollar Floating Rate Term                                                       -        49,920           -
        Canadian dollar revolving loan                                                       -        42,810           -
        Other                                                                                -         1,434           -
    Gerdau USA Inc ("GUSA") and subsidiaries
        Ameristeel Revolving Credit Agreement                                                -       101,800           -
        Ameristeel Term Loan                                                                 -        62,500           -
        Term loan - American Bright Bar                                                      -        36,795           -
        IRB - Industrial Revenue Bonds                                                       -         3,461           -
        Other                                                                                -           755           -
     Former Co-Steel group
        Bank indebtedness                                                                    -                         -
        Canadian dollar revolving loan                                                       -        59,756           -
        U.S. Dollar Fixed Rate Reducing Term Loan                                            -       104,239           -
        U.S. dollar revolving loan                                                           -        34,284           -
        Other                                                                                -         7,505           -
                                                                                    -----------    ----------   -----------
                                                                                      1,563,321     1,094,993   1,451,339
Less: current portion                                                                  (268,110)     (478,087)   (318,910)
                                                                                    -----------    ----------   -----------
Long-term debt, excluding debentures, less current                                    1,295,211       616,906   1,132,429
 portion                                                                            ===========    ==========   ===========


     Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP - fixed by the Government on a quarterly basis

     DEBENTURES

     Debentures include seven outstanding issuances of Gerdau and convertible debentures of Gerdau Ameristeel as follows:



                                                             GERDAU S.A.
                              NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
                                       (in thousands of U.S. Dollars, unless otherwise stated)
 ------------------------------------------------------------------------------------------------------------------------

                                                                                        MARCH 31             DECEMBER
                                                                                ------------------------     -----------
                                                    ISSUANCE       MATURITY        2004          2003         31, 2003
                                                    ---------     ---------     ----------    ---------      -----------
 Third series                                          1982          2011         25,182        18,392          25,442
 Seventh series                                        1982          2012          7,755        10,823           7,486
 Eighth series                                         1982          2013         42,257        21,742          28,924
 Ninth series                                          1983          2014          1,130        15,354          10,358
 Eleventh series                                       1990          2020          9,555         5,295           6,662
 Thirteenth series                                     2001          2008              -        97,956               -
 Gerdau Ameristeel's convertible debentures            1997          2007         77,541        64,704           78,230
                                                                                ----------    ---------      -----------
                                                                                  163,420       234,266         157,102

 Less debentures held by consolidated companies
      eliminated on consolidation                                                  (1,812)      (7,522)            (634)
                                                                               ------------  -----------     ------------
 Total                                                                            161,608      226,744          156,468

 Less:  current portion (presented under other in
        the consolidated balance sheet)                                           (2,583)       (2,304)          (1,048)
 Total debentures long-term                                                      159,025       224,440          155,420
                                                                               ============= ============    ============


     Debentures issued by Gerdau

     Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Deposito Interbancario, interbank interest rate). The annual average nominal interest rates were 21.02%, 20.78% and 23.15% as of March 31, 2004 and 2003 and December 31,
     2003, respectively.

     Debentures issued by Gerdau AmeriSteel Corp.

     The unsecured subordinated convertible debentures issued by Gerdau AmeriSteel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into Common Shares of Gerdau AmeriSteel Corp. at a conversion price of Cdn$26.25 per share.

6    COMMITMENTS AND CONTINGENCIES

     The Company is party to claims with respect to certain taxes, contributions and labor issues. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolutions will not have a significant effect on the consolidated financial position as of March 31, 2004, although they may have a significant affect on results of future operations or cash flows.

     The following table summarizes the contingencies and related judicial deposits:

                                 CONTINGENCIES                            JUDICIAL DEPOSITS
                    ----------------------------------------      --------------------------------------
                             MARCH 31,          DECEMBER 31,              MARCH 31,           DECEMBER 31,
                    ------------------------                      ------------------------
   CLAIMS              2004           2003          2003             2004           2003          2003
--------------      ------------   ---------    ------------      -----------  -----------    ------------
   Tax                102,885        45,421       89,424             69,982        19,157        62,140
   Labor               10,331         7,625       10,248              3,530         2,043         3,546
   Other                2,470         2,186        2,388                434             -           435
                    ------------   ---------    ------------      -----------  -----------    ------------
                      115,686        55,232      102,060             73,946        21,200        66,121
                    ============   =========    ============      ===========  ===========    ============

                                   GERDAU S.A.
         NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
                                   (Unaudited)
            (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

The amounts presented below for contingencies, provisions and relayed judicial deposits are as for March 31, 2004.

PROBABLE LOSSES ON TAX MATTERS, FOR WHICH A PROVISION WAS RECORDED

o Included in the reserve for contingencies as of March 31, 2004, is $17,347 relating to "compulsory loans" required to be made to Eletrobras ("Emprestimo Compulsorio Eletrobras sobre Energia Eletrica"), the government-owned energy company, by its customers. The Company has, along with other electricity customers, challenged the constitutionality of these loans. In March 1995, the Supreme Court decided against the interests of the Company. Even though the constitutionality of the "compulsory loans" was sustained by the Supreme Court, several issues remain pending, including the amounts to be paid by the Company.

     The Company has established a provision relating to the "compulsory loans" as: (i) the Supreme Court has initially decided against the interests of the Company as it relates to this matter, (ii) even though the payment to Eletrobras was in the form of a loan, the re-payment to the Company will be made in the form of Eletrobras shares, and (iii) based on currently available information, the Eletrobras shares will most likely be worth substantially less than the amount that would be paid if the re-payment was to be made in cash.

o $2,389 in reference to contested federal social contribution taxes - "Fundo de Investimento Social" ("FINSOCIAL"). In spite of the matter being ruled by Federal Supreme Court regarding the constitutionality of the collection of 0.5% rate, some processes of the Company are still awaiting judgment by the Superior Courts in this matter

o $6,225 relating to state value added tax - "Imposto Sobre Circulacao de Mercadorias e Servicos" ("ICMS"). The most significant item being challenged is the right to claim credits for certain processes of the company. These matters are in progress and before the State Treasury Department and State Justice of Minas Gerais

o $16,398 relating to "Contribuicao Social Sobre o Lucro". The balance of the provision is in reference to discussions related to the constitutionality of the contributions that we made in 1989, 1990 and 1992. There are some processes awaiting judgment, the majority with the Superior Courts. Of the total provision, the Company made a judicial deposit of $13,985, in reference to the social contribution over the 30% limit in the reduction of net earnings by the subsidiary Gerdau Acominas S.A. The matter is in progress with the Regional Federal Court of 1st Region.

o $40,204 related to income tax, "Imposto Renda de Pessoa Juridica" ("IRPJ"). Of the total provision outstanding, the Company has made a judicial deposit of $33,347, the portion that subsidiary Gerdau Acominas will be required to pay to the IRPJ after compensation of tax losses, without observing the limit of using tax losses of 30% of net income.

o $8,882 regarding social security contributions (INSS). The processes refer mainly to abrogation of liabilities, which is a matter in discussion with the Federal Justice of Rio de Janeiro, and challenging the INSS interpretation of charging social security contributions on payments of participation in results, as well as services rendered for work co-operatives, by subsidiary Gerdau Acominas. A judicial deposit, covering substantially all of the value of these issues, has been made.

o $811 relating to amounts of contributions to the Social Integration Program ("PIS") and $2,386 regarding Social Contribution on Revenues ("COFINS") related to the constitutionality of Law #9,718 that introduced changes in the base of the calculation of these contributions. This process is before the Federal Regional Court of 2nd Region and Federal Supreme Court.

                                   GERDAU S.A.
         NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
                                   (Unaudited)
            (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

o $842 regarding a judicial discussion related to increase of FGTS contributions, established by changes introduced by Complementary Law #110/01. The corresponding warrant is awaiting judgment of Extraordinary Appeals. The Company has made a deposit in escrow for the amount provided.

o $4,551 related to "Encargo de Capacidade Emergencial - ECE", as well as $2,544 related to "Recomposicao Tarifaria Extraordinaria - RTE", which are tolls charged in the cost of electricity of the industrial units of the Company. These tolls have, according to management understanding, a nature of tax, and, being so, are incompatible with the National Tax System as described in the Federal Constitution, and this is the reason why its constitutionality is being questioned. The processes are in progress in First Instance of the Federal Justice in the States of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana, Rio Grande do Sul, as well as in the Regional Federal Courts of 1st and 2nd Regions. The Company has currently deposited in escrow the total amount of the questioned charges.

o $306 refers to other processes related to tax issues. Judicial deposits have been made for most of the total amount in dispute.

POSSIBLE LOSSES ON TAX MATTERS FOR WHICH NO PROVISION WAS RECORDED

There are other contingent tax liabilities, for which the probability of losses are possible and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

o The Company is a party to tax processes filed by the State of Minas Gerais to collect presumable added value tax credits, based mainly on sales of products to exporting companies. The total amount of the processes is $10,818. The Company has not recognized any provision related to these issues, due to management's understanding that this tax is not applicable, since sales of products for export purposes are free of added value tax.

o The Company and its subsidiary Gerdau Acominas S.A. are defendants in tax processes filed by the State of Minas Gerais, in which demands added value tax credits on exports of industrialized semi-finished products. The total amount claimed is $59,525. The Company does not account for a provision for such processes as the management believes this tax is not applicable, since its products do not fit in the definition of industrialized semi-finished products, as established in federal law and, therefore, are not subject to added value tax.

o The Federal Revenue Service claims an amount of $18,827 related to operations of subsidiary Gerdau Acominas S.A. under the drawback concession act given by DECEX, which would not be in the Federal Revenue Service interpretation, according to the law. Gerdau Acominas awaits judgment of its previous administrative defense, claiming that the operation is legal. Since the tax credit has not yet been definitely constituted, and considering that the operation that generated the demand fits in the requirements of concession and that the concession act was sustained after analysis of the competent administrative authority, management sees as remote the probability of loss in this case, and therefore did not recognized a provision for this contingency.

UNRECOGNIZED CONTINGENT TAX ASSETS

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

o Among those, there is an amount of $9,238 related to an Ordinary Action against the State of Rio de Janeiro, for breaking the Mutual Contract of Periodic Execution in Cash, signed in the scope of the Special Program of Industrial Development - PRODI. Due to the insolvency of the State of Rio de Janeiro, as well as the lack of regulation, by the State, of Constitutional Amendment #30/00, which granted the State a 10

                                   GERDAU S.A.
         NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
                                   (Unaudited)
            (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

     year moratorium for payment of non-feeding debts, there is no expectation of realization of this credit in the year of 2004.

o The Company is plaintiff in many ordinary actions challenging changes in the base of calculation of PIS defined by Complementary Law #07/70, based on the sentences of non-constitutionality of Edicts #2.445/88 and #2.449/88, and there is an expectation of recovery of the tax credits related to the payment of the difference. Management estimates the total amount of tax credits to be approximately $59,510.

o Based on previous decisions on early judgments at Court, the Company and its subsidiary Gerdau Acominas S.A. have claimed to recover tax credits of IPI. Gerdau S.A. filed administrative requests of reimbursement, and awaits for their judgment. In the case of subsidiary Gerdau Acominas S.A., the claim was taken to Justice, and awaits the sentence. The Company estimates the amount reimbursable to be approximately $135,461.

LABOR CONTINGENCIES

The Company is also a party to a number of lawsuits by employees. As of March 31, 2004, the Company accrued $10,331 relating to such lawsuits. None of these processes refer to amounts individually significant, and disputes involve mainly claims of overtime, health and danger bonuses. Balances of escrow deposits related to labor contingencies, at March 31, 2004, represent $3,530.

OTHER CONTINGENCIES

The Company is also involved in a number of lawsuits arising from the its ordinary course of business and has accrued $2,470 for these claims. Escrow deposits related to these contingencies, at March 31, 2004, amount to $434. Other contingent liabilities with remote chances of loss, involving uncertainties as its occurrence, and therefore, not included in the provision for contingencies, are comprised by:

o There is an antitrust proceeding pending against Gerdau S.A. which refers to a complaint brought by two Sao Paulo's civil constructors' unions alleging that Gerdau S.A. and the other long steel producers in Brazil were dividing clients among themselves, therefore breaking antitrust laws. After investigations conducted by SDE - Secretaria de Direito Economico and based on some public hearings, the Secretary's opinion was that a cartel existed. This conclusion was also backed by an opinion of SEAE - Secretaria de Acompanhamento Economico that had been previously presented. The proceeding will now be followed through its final stage at CADE - Conselho Administrativo de Defesa Economica, who will decide the case.

     Gerdau S.A. denies being engaged in any anticompetitive conduct and management believes, based on available information, including opinion of its legal counselors, that the administrative process, until this moment, had many irregularities, and some are impossible to be corrected.

     Also, SDE's opinion was issued before Gerdau S.A. had a chance to respond to final allegations, which indicates a mistrial by SDE. The same applies to SEAE's opinion, which does not consider the economic aspects and is based solely on the statements of the witnesses.

     These irregularities, which represent disrespect to constitutional dispositions, will definitely affect an administrative decision based on the conclusions presented so far by antitrust authorities. Gerdau S.A. has been identifying and fighting all these irregularities and will keep proceeding this way regarding the allegations against the Company, as well as the irregular procedures in the administrative process, believing that it will succeed in the process; if not in the administrative scope, possibly in a Court of Law.

     Therefore, the Company did not recognize any provision in this case. According to Brazilian applicable law, the Company may be fined in amounts up to 30% of gross sales revenue of previous fiscal years and, if

                                   GERDAU S.A.
         NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
                                   (Unaudited)
            (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

     there is proof of personal responsibility of an executive, such person might be fined in amount between 10% and 50% of the fine applied to the Company. There is no precedent of fines higher than 4% of gross sales revenue in the country. In a similar case involving plain steel companies, the fines were approximately equal to 1% of gross sales revenue.

o There is a process against Gerdau Acominas S.A., related to the rescission of a contract of supply of slag and indemnification for losses. The amount of the claim, at March 31, 2004, was approximately $12,503. Gerdau Acominas S.A. contested all claims and filed a process requesting, with the plaintiff, rescission of the contract and indemnification for breaking the contract. The Judge decided to rescind the contract, since the request was common to both parties. Regarding the remaining claim of indemnification, the judge ruled that there was reciprocal guilt and denied the request for indemnification. This decision was sustained by the Competence Court of Minas Gerais, and is based on proof by expert witnesses and interpretation of the contract. The process currently remains in the Superior Court of Justice, for trial of appeal. The expectation of Gerdau Acominas S.A. is that remote loss, since it is difficult to be a change in the previous decision.

INSURANCE CLAIM

A process filed by Sul America Cia Nacional de Seguros on August 4, 2003 against Gerdau Acominas S.A. and Bank Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), having as object the consignation of payment of the amount of $11,820, as a way for settling the indemnification of an insurable event, which was deposited in escrow. The insurance company alleges that it is not certain who is to be paid and that there was resistance by the Company to receive the amount and settle the issue. The allegations were challenged by the Bank (which claims to have no rights over the amount deposited, a fact that clears the question raised by Sul America about who should be paid) and by the Company (who alleges that there is no doubt about who should be paid and that there is a justified motive to refuse settlement, since the amount owed by Sul America is higher than the amount deposited). After this challenge, Sul America alleged lack of representation by the Bank, and the process is in its initial phase. The Company's expectation, based on the opinion of its legal counselors, is that the change of loss is remote and that the sentence will declare that the amount requested by the Company should be paid.

Gerdau Acominas S.A. also previously filed, in the process aforementioned, a collection process in the amount recognized by the insurance companies, which is still in progress. The Company expects to succeed in this matter.

These processes are related to the accident in March 23, 2002 with the regenerators of the blast furnace plant of the Presidente Arthur Bernardes mill, which caused the shutdown of various activities, with material damages to the equipments of the mill and resulted in financial losses. The Company was insured against property and casualty losses in relation to the equipments and against losses related to business interruption. The report of the event, as well as the "claim of losses", was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $21,317 during 2002.

In 2002, a preliminary estimate of the indemnification related to the coverage of both property and casualty losses and losses related to business interruption, in the total amount of approximately $37,819, was accounted for, including the amounts advanced during 2002 of $21,317 and an additional amount recorded as receivable for $16,502. The amount recorded was based on the amount of the losses recognized in our financial statements related to fixed costs incurred during the period of partial shutdown of the activities in the mill and on the expenditures incurred to temporarily repair the equipment. Considering the litigation initiated in August 2003 by the insurers we have the reduced the amount of the receivable as of March 31, 2004 to $11,820; the amount proposed by the insures to settle the indemnification.

Subsequently, new amounts were added to the claim, as mentioned in the Company's challenge, but these amounts have not been accounted for.

Management believes, based on the opinion of legal counsel, that the probability of occurrence of losses as a consequence of other contingencies additional to those disclosed above is remote, and that eventual losses in these contingencies would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.


7  SHAREHOLDERS' EQUITY

7.1  SHARE CAPITAL

As of March 31, 2004, 51,468,224 shares of Common stock and 96,885,787 shares of Preferred stock are issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 240,000,000 Common shares and 480,000,000 Preferred shares. Only the Common shares are entitled to vote. Under the Company's By-laws, specific rights are assured to the non-voting Preferred shares. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

At a meeting of shareholders held on April 30, 2003, shareholders approved a bonus to both common and preferred shareholders of 3 shares per 10 shares held. The bonus resulted in the issuance of 34,235,541,169 new shares (11,877,282,535 Common shares and 22,358,258,634 Preferred shares). At the same shareholders meeting, a reverse stock split of 1 share for each 1,000 shares held (after taking into consideration the above mentioned bonus) was approved.

At a meeting held on November 17, 2003, the Board of Directors of the Company authorized the acquisition of shares of the Company in accordance with corporate and statutory laws. The shares held in treasury will be sold in the capital market or cancelled. At March 31, 2004, the Company held in treasury 786,600 preferred shares at a value of $15,256 (December 31, 2003 - 345,000 preferred shares at a value of $5,920).

7.2      DIVIDENDS

At March 30, 2004, interest on equity was credited to shareholders in the amount of $ 32,326, as an anticipation of the minimum statutory dividend of the present year.

Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo ("TJLP") (long-term interest rate) and the balance of shareholders' equity, as measured under Brazilian Corporate Law.

Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it recognizes a tax deductible expense on its income tax return for such amount. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders relative to interest on equity at the rate of 15%, except for interest on equity due to the Brazilian government, which is exempt from tax withholdings.


8  EARNINGS PER SHARE (EPS)

Pursuant to SFAS No. 128, "Earnings per Share" the following tables reconciles net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect:
(a) a stock bonus of 3 shares per each 10 shares hold approved by the Shareholder's Meeting on April 30, 2003, and (b) a 1000 to 1 reverse stock split approved by the Shareholder's Meeting on April 30, 2003.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

THREE-MONTH PERIOD ENDED MARCH 31, 2004

                                                                             COMMON         PREFERRED         TOTAL
                                                                          --------------   ------------   -----------
                                                                              (in thousands, except per share data)
BASIC NUMERATOR
Dividends declared                                                             11,275          21,051          32,326
Allocated undistributed earnings                                               30,540          57,113          87,653
                                                                          --------------   ------------   -----------
Allocated net income available to Common and Preferred shareholders            41,815          78,164         119,979
                                                                          ==============   ============   ===========

BASIC DENOMINATOR
Weighted-average outstanding shares considering the average
 treasury shares (Note 7.1)                                                51,468,224       96,252,412
                                                                         ==============     ==========
Earnings per share (in US$) - Basic                                              0.81             0.81
                                                                         ==============     ==========

                                                                                                      THREE-MONTH PERIOD
                                                                                                     ENDED MARCH 31, 2004
DILUTED NUMERATOR
ALLOCATED NET INCOME AVAILABLE TO COMMON AND PREFERRED SHAREHOLDERS
Net income allocated to preferred shareholders                                                               78,164
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to
   acquire stock of Gerdau                                                                                       95
                                                                                                         ----------
                                                                                                             78,259
                                                                                                         ===========
Net income allocated to common shareholders                                                                  41,815
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to
   acquire stock of Gerdau                                                                                      (95)
                                                                                                         ----------
                                                                                                             41,720
                                                                                                         ==========
DILUTED DENOMINATOR
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING
Common Shares                                                                                            51,468,224
Preferred Shares
     Weighted-average number of preferred shares outstanding                                             96,252,412
     Potential increase in number of preferred shares outstanding in respect of stock
       option plan                                                                                          293,297
                                                                                                         ----------
     Total                                                                                               96,545,709
                                                                                                         ==========
Earnings per share - Diluted (Common and Preferred Shares)                                                     0.81
                                                                                                         ----------



                                                  GERDAU S.A.
                   NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
                            (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------------------------------------------

THREE-MONTH PERIOD ENDED MARCH 31, 2003

                                                                            COMMON         PREFERRED         TOTAL
                                                                         ------------    ------------      ---------
                                                                            (in thousands, except per share data)
NUMERATOR - BASIC AND DILUTED
Dividends declared                                                            7,675          14,447          22,122
Allocated undistributed earnings                                             31,170          58,678          89,848
                                                                         ------------    --------------    ---------
Allocated net income available to Common and Preferred shareholders          38,845          73,125         111,970
                                                                         ============    ==============    =========
DENOMINATOR - BASIC AND DILUTED
Weighted-average outstanding shares after giving retroactive effect
to stock bonus and reverse stock split (Note 7.1)                        51,468,224      96,885,787
                                                                         ============    ==============
Earnings per share (in US$) - Basic                                             0.75            0.75
                                                                         ============    ==============

9    DERIVATIVE INSTRUMENTS

     The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

     GERDAU AND GERDAU ACOMINAS

     As part of its normal business operations Gerdau and Gerdau Acominas obtained U.S. dollar denominated debt generally at fixed rates and are exposed to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Acominas to foreign exchange gains and losses which are recognized in the statement of income as also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on its fixed rate debt expose Gerdau and Acominas to changes in fair value on its debt. In order to manage such risks Gerdau and Acominas enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts Gerdau and Gerdau Acominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

     Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold financial instruments for trading purposes.

     All swaps entered into have been recorded at fair value and realized and unrealized losses are presented in financial expenses in the consolidated statement of income.

     The notional amount of such cross-currency interest rate swaps amounts to $446,048 ($550,064 as of March 31, 2003 and $459,684 as of December 31,
     2003) and mature between April 2004 and March 2006 (April 2003 and March 2006 as of March 31, 2003 and January 2004 and March 2006 as of December 31, 2003) with Brazilian reais interest payable which varies between 84.50% and 105% (between 2.97 and 105.00% as of March 31, 2003 and between 71.60% and 105.00% of CDI as of December 31, 2003). Unrealized gains on swaps outstanding as of March 31, 2004 amounts to $5,224 ($62,769 as of March 31, 2003 and $9,685 as of December 31, 2003) and unrealized losses amount to $45,623 ($21,133 as of March 31, 2003 and $40,938 as of December 31, 2003).

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
-------------------------------------------------------------------------------

     GERDAU AMERISTEEL CORPORATION

     Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising out of the normal course of business. In order to reduce its exposure to changes in the fair value of its Senior Notes, the company entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be received if the agreements were terminated at March 31, 2004 was approximately $2,743 ($89 at December 31, 2003).


10  SEGMENT INFORMATION

     There are no significant inter-segment sales transactions and operating income consists of net sales less cost of sales, operating costs and expenses. The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

     The following segments correspond to the business units for which the Executive Committee manages its operations.



                                                   THREE-MONTH PERIOD ENDED MARCH 31, 2004
                         ----------------------------------------------------------------------------------------------------------
                                                                                                            TOTAL AS
                                            ACOMINAS                                                          PER
                                            OURO        SOUTH       NORTH                 ADJUSTMENTS AND   FINANCIAL
                          LONG BRAZIL       BRANCO     AMERICA     AMERICA      TOTAL     RECONCILIATIONS   STATEMENTS
                          -----------       ------     -------     -------      -----     ---------------   ----------

Net sales                    530,329      159,446      54,144     697,101    1,441,020        (25,679)     1,415,341
Operating income             144,171       34,453      18,191      48,960     245,775         (15,920)      229,855
Capital expenditures          35,666       14,291       2,551      23,272      75,780             618        76,398
Depreciation and              20,183       15,582       2,303      21,166      59,234           1,775        61,009
   amortization
Identifiable assets        1,277,817     1,142,862    199,367    1,462,039   4,082,085       (264,997)     3,817,088


                                                   THREE-MONTH PERIOD ENDED MARCH 31, 2003
                         ----------------------------------------------------------------------------------------------------------
                                                                                                            TOTAL AS
                                           ACOMINAS                                                            PER
                                            OURO        SOUTH       NORTH                 ADJUSTMENTS AND   FINANCIAL
                          LONG BRAZIL       BRANCO     AMERICA     AMERICA      TOTAL     RECONCILIATIONS   STATEMENTS
                          -----------       ------     -------     -------      -----     ---------------   ----------

Net sales                    492,711      155,835      29,541     445,578    1,123,665       (189,696)      933,969
Operating income              99,158       55,252       8,564      (5,172)    157,802         (13,521)      144,281
Capital expenditures          20,341       35,804       1,559      22,081      79,785          (3,867)       75,918
Depreciation and              13,759        8,891       1,816      19,782      44,248           2,058        46,306
   amortization
Identifiable assets          932,440     1,053,429    160,295    1,454,457   3,600,621       (247,388)     3,353,233



                                                  GERDAU S.A.
                   NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
                            (in thousands of U.S. Dollars, unless otherwise stated)
-----------------------------------------------------------------------------------------------------------------------------------



                                                           YEAR-END DECEMBER 31, 2003
                         ----------------------------------------------------------------------------------------------------------
                                                                                                            TOTAL AS
                                           ACOMINAS                                                            PER
                                            OURO        SOUTH       NORTH                 ADJUSTMENTS AND   FINANCIAL
                          LONG BRAZIL       BRANCO     AMERICA     AMERICA      TOTAL     RECONCILIATIONS   STATEMENTS
                          -----------       ------     -------     -------      -----     ---------------   ----------

Identifiable assets        1,143,326     1,070,552    197,881    1,479,110   3,890,869       (322,893)     3,567,976

Capital expenditures         103,243      115,643       7,702      57,041     283,629          14,126       297,755


The segment information above has been prepared under Brazilian GAAP and consistent with those demonstrated at the year end financial statements. Financial expenses and income tax are no longer presented since as result of the incorporation of Acominas by the Company and as from January 1, 2004 such information is no longer included in the measurement of segment performance for management purposes. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Gerdau Brazil. The information presented above has been translated from Brazilian reais (the currency on which financial information is presented to the Gerdau Executive Committee) into United States dollars. Net sales, operating income, capital expenditures and depreciation and amortization have been translated using average exchange rates for the period while identifiable assets have been translated at the period-end exchange rate.

Geographic information about the Company presented on the same basis as the segment information above is as follows:


                                                   THREE-MONTH PERIOD ENDED MARCH 31, 2004
                           -------------------------------------------------------------------------------------------
                                                                                                           TOTAL AS
                                                                                                             PER
                                          SOUTH AMERICA                                  ADJUSTMENTS AND   FINANCIAL
                            BRAZIL       (EXCEPT BRAZIL)  NORTH AMERICA       TOTAL      RECONCILIATIONS   STATEMENTS
                           -----------   --------------   -------------   -----------   ----------------   ----------
Net sales                    689,775          54,144          697,101      1,441,020          (25,679)     1,415,341
Operating income             178,624          18,191           48,960        245,775          (15,920)      229,855
Long lived assets          1,490,839         139,829          780,697      2,411,365          (38,580)     2,372,785
Identifiable assets        2,420,679         199,367        1,462,039      4,082,085         (264,997)     3,817,088



                                                   THREE-MONTH PERIOD ENDED MARCH 31, 2004
                           -------------------------------------------------------------------------------------------
                                                                                                           TOTAL AS
                                                                                                             PER
                                          SOUTH AMERICA                                  ADJUSTMENTS AND   FINANCIAL
                            BRAZIL       (EXCEPT BRAZIL)  NORTH AMERICA       TOTAL      RECONCILIATIONS   STATEMENTS
                           -----------   --------------   -------------   -----------   ----------------   ----------
Net sales                    648,546          29,541          445,578      1,123,665         (189,696)      933,969
Operating income             154,410           8,564           (5,172)       157,802          (13,521)      144,281
Long lived assets          1,340,585         118,336          797,537      2,256,458          (67,162)     2,189,296
Identifiable assets        1,985,869         160,295        1,454,457      3,600,621         (247,388)     3,353,233


                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

11   INCOME TAX RECONCILIATION

     A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

                                                                                            THREE-MONTH PERIOD ENDED
                                                                                                   MARCH 31
                                                                                   ---------------------------------------
                                                                                          2004                  2003
                                                                                   ------------------     ----------------
 Net income before taxes and minority interest                                          183,964                 144,310
 Brazilian composite statutory income tax rate                                               34%                     34%
                                                                                   ------------------     ----------------
 Income tax at Brazilian income tax rate                                                 62,548                  49,065
 Permanent differences:
 Foreign income having different statutory rates                                          (885)                  (3,253)
 Non-taxable income net of non-deductible expenses                                      (3,841)                  (2,163)
 Reversal of valuation allowance                                                                                (11,259)
 Benefit of deductible interest on equity paid to shareholders                         (11,803)                  (7,521)
    Other, net                                                                           3,817                   (4,481)
                                                                                   ------------------     ----------------
 Income tax expense                                                                     49,836                   20,388
                                                                                   ==================     ================

12   PENSION PLANS

     The Company and other related companies in the Conglomerate co-sponsor contributory pension plans (the "Brazilian Plans") covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries ("Gerdau Plan") and one plan for the employees of Gerdau Acominas and its subsidiaries ("Gerdau Acominas Plan"). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company's Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the "North American Plans") covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

     The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

     The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company's consolidated statements of financial position:


BRAZIL PLANS

                                                                                           THREE-MONTH PERIOD ENDED
                                                                                                   MARCH 31
                                                                                   ---------------------------------------
                                                                                          2004                  2003
                                                                                   ------------------- -------------------
 COMPONENTS OF NET PERIODIC BENEFIT COST
 Service cost                                                                             1,727                1,184
 Interest cost                                                                            5,644                3,538
 Expected return on plan assets                                                          (8,979)              (4,784)
 Amortization of transition obligation                                                     (128)                  40
 Amortization of prior service cost                                                         125                  104
 Recognized actuarial gain                                                                 (732)                (480)
 Employees contributions                                                                   (378)                (256)
 Net periodic benefit cost                                                               (2,721)                (654)


NORTH AMERICA PLANS

                                                                PENSION BENEFITS          OTHER BENEFIT PLANS
                                                            --------------------------  --------------------------
                                                            THREE-MONTH PERIOD ENDED    THREE-MONTH PERIOD ENDED
                                                                    MARCH 31                    MARCH 31
                                                            -----------  ----------     -----------    -----------
                                                                2004         2003          2004          2003
                                                            -----------  ----------     -----------    -----------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                                     2,454         2,007          232           220
Interest cost                                                    5,593        5,2008          546           562
Expected return on plan assets                                  (5,239)       (4,626)           -             -
Amortization of transition obligation                               43            41            -             -
Amortization of prior service cost                                  72           115          (53)            -
Recognized actuarial gain                                          582           239            7             -
Settlement loss                                                      -            35            -             -
                                                            -----------  ------------   -----------    -----------
Net periodic benefit cost                                        3,505         3,019          732           782
                                                            ===========  ===========    ===========    ===========



13   ACQUISITIONS

     13.1 ASSETS AND LIABILITIES OF POTTER FORM & TIE CO.

     In March 2004, the Company concluded the acquisition of certain assets and assumed certain liabilities of Potter Form & Tie co., a leading supplier for fabricated rebar and concrete construction supplies for the concrete construction industry in the Midwest of United States, for approximately $11.1 million. The transaction was accounted for as a business combination.


     13.2 MARGUSA

     On November 18, 2003, the Company exchanged certain forestry holdings in exchange for 1,776,638 newly issued shares of Maranhao Gusa S.A. ("Margusa"), a producer of pig iron obtaining a 17% interest in total and in voting interest in Margusa. On December 2, 2003, the Company signed a purchase agreement to buy the remaining shares of Margusa for $18,000. The cash portion is payable in 8 installments with the first paid on

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------

     December 2003 and the remaining 7 installments payable during 2004. As at December 31, 2003, the Company recorded the investment in Margusa at cost ($16,300) represented by a cash payment of $2,234 (corresponding to the first installment of the eight due at the year-end exchange rate) and the value of the forestry holdings transferred to Margusa of $14,066.

     Control was transferred to the Company on January 5, 2004 which is considered the acquisition date for accounting purposes. As from that date, the financial statement of Margusa has been consolidated. The purchase price was finally reduced to $16,337 as a result of the contractually agreed adjustments.

     The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of the acquisition.

Current assets                                                  2,364
Property plant and equipment                                    7,567
Other assets                                                       90
Current and long term liabilities                             (5,376)
                                                     -----------------

Net assets acquired                                             4,645
                                                     -----------------

Purchase price                                                 16,337
                                                     -----------------

Unallocated goodwill and intangible assets                     11,692
                                                     =================

     Management believes that goodwill arising from the transaction is attributable to future results which are expected to with the integration of this operation with the other existing plants.

     The Company retained an independent appraiser to perform a detailed fair value valuation of Margusa's assets and liabilities. This valuation is expected to be completed prior to December 31, 2004. Therefore, intangible assets and goodwill in the amount of $11,692 remain unallocated at March 31, 2004. This amount might be reallocated to other tangible or intangible assets once the appraiser's valuation of assets and liabilities is complete.


14   GUARANTEE OF INDEBTEDNESS OF NON CONSOLIDATED ENTITIES

(a) Gerdau has provided a surety to Dona Francisca Energetica S.A., in financing contracts which amount to R$ 104,810 thousand (equivalent of US$ 36,036 at period-end exchange rate), corresponding to 51.82% of the debt of Dona Francisca Energetica. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 ("FIN 45"). The guarantee may be executed by lenders in the event of default by Don Francisca Energetica S.A.

(b) During the period ended 31, 2004 Gerdau Ameristeel Corporation, a Company's subsidiary, obtained a $20.000 and $5,000 loans from a Brazilian bank which carries interest at 2.6525% p.a. and 2.56375% p.a., respectively. Both loans mature on February 2005. As the guarantee is between a parent company (the Company) and its subsidiary (Gerdau Ameristeel Corporation) it is not subject to the recognition provisions under FIN 45. The guarantee may be executed upon the failure by Gerdau Ameristeel of satisfying their financial obligation.

(c) Gerdau Acominas S.A. provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At March 31, 2004 customer guarantees provided by the company totaled $15,671. Since Banco Gerdau S.A. and Gerdau Acominas S.A. are under the common control of MG this guarantee is not covered by the requirements of FASB Interpretation No 45 ("FIN 45").

                                   GERDAU S.A.
    NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
             (in thousands of U.S. Dollars, unless otherwise stated)
--------------------------------------------------------------------------------


15       SUBSEQUENT EVENTS

(a)  On April 16, 2004, the Company, through its subsidiary Gerdau Steel
     Inc., acquired 26,800,000 shares of Gerdau Ameristeel Corporation by capitalization of Cdn$ 131 millions, equivalents to R$ 283.937 thousand and US$ 97,569 at the exchange rate of that date).

(b) At the Shareholders Meeting, to be hold on April 29, 2004, will be appreciate the Board Directors' proposal of a capital increase, through capitalization of statutory reserve in the amount of R$ 1.735 mil, equivalents to US$ 600 mil at the exchange rate of December 31, 2003, which the issue of 148.354.011 new shares (51,468,224 common and 96,885,787 preferred).

                                      * * *